Exhibit (a)(5)(I)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN RE BOISE, INC.	) CONSOLIDATED
STOCKHOLDER LITIGATION	) C.A. No. 8933-VCG

VERIFIED CONSOLIDATED CLASS ACTION COMPLAINT

Plaintiffs Louisiana Municipal Police Employees’ Retirement System, DCM Multi-Manager Fund, LLC, and Jean Ratley (“Plaintiffs”), by their attorneys, for their consolidated complaint against defendants, allege upon personal knowledge as to themselves, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiffs on behalf of themselves and all other similarly situated public stockholders of Boise Inc. (“Boise” or the “Company”) to enjoin the acquisition (the “Buyout”) of the publicly owned shares of Boise common stock by Packaging Corporation of America (“PCA”) and its wholly owned subsidiary, Bee Acquisition Corporation (“Merger Sub”).

2. On September 16, 2013, Boise and PCA jointly announced that they entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which PCA would commence a tender offer no later than ten days after the announcement. The Buyout has been unanimously approved by Boise’s Board of Directors (the “Board”). Under the terms of the Buyout, Boise stockholders will receive $12.55 in cash for each share of Boise common stock (the “Buyout Price”).

3. On September 26, 2013, PCA commenced the tender offer with the filing of its Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Boise’s Board filed its Recommendation Statement in connection with the tender offer on Schedule 14D-9 with the SEC on the same date (“14D-9”). The tender offer is currently scheduled to expire at 12:00 a.m. on October 24, 2013, unless it is extended. If PCA obtains more than 50% of the outstanding shares through the tender offer, it will then acquire any Boise shares not purchased in the tender offer in a second-step merger.

4. Boise as a whole appears to be worth less than the sum of its parts. Boise operates two separate businesses, its paper segment and its packaging segment. Many of companies that were interested in entering into a transaction with Boise were interested in either Boise’s packaging business or its paper business, not the Company as a whole. During the sales process, the Company received offers from several different companies, including an offer from one company to pay $1.3 billion for Boise’s packaging business and an offer from another company to pay $775 million for Boise’s paper business, which together appears to be more than the value of the Buyout agreed to. Despite receiving offers for the paper business or the packaging business separately that could have exceeded the price agreed to in the Buyout, the Board remained adamant about only selling Boise as a whole. The 14D-9 repeatedly cites “tax implications” and “separation costs” as the reason for the Board’s insistence on a whole-company sale, but fails to explain or quantify those terms.

5. Indeed, the 14D-9 misstates and/or omits material information regarding the Buyout that is essential to Boise’s stockholders’ ability to make a fully informed decision on whether to tender their shares in support of the Buyout. Critically, the 14D-9 fails to include any disclosures regarding the stand alone valuations of Boise’s packaging and paper businesses as determined by J.P. Morgan Securities LLC (“J.P. Morgan”). This information was provided to the Board by J.P. Morgan and the Board represents in the 14D-9 that it relied on this information throughout the sales process and when reaching its decision to enter into the Buyout. The stand alone valuations of Boise’s packaging and paper businesses is essential to stockholders’

decisions on whether or not to tender their shares in the Buyout because the 14D-9 depicts a sales process where bidders placed higher values on the Company’s individual divisions than Boise as a whole. However, there is no summary of such valuation information in the 14D-9, and the description of J.P. Morgan’s analyses does not include any “sum of the parts” analysis. The 14D-9 also fails to include any summary of valuation matters regarding the “tax implications” and “separation costs” cited by the Board in rejecting separate sales of the packaging and paper divisions for which bidders placed higher values as separate acquisitions.

6. Underscoring the inadequacy of the Buyout and the Board’s failure to maximize stockholder value, Carlson Capital, L.P. (“Carlson Capital”), the beneficial owner of 6.7 million shares of Boise, representing approximately 6.6% of Boise’s outstanding shares, filed a Schedule 13D with the SEC stating its plan and the reasons for its plan not to tender its shares in the Buyout. In its letter to Boise’s Board, which referenced earlier letters of July 19, 2013 and September 6, 2013 that were sent to Boise’s President and CEO, Alexander Toeldte (“Toeldte”), Carlson Capital states its belief that Boise is worth $14 to $17 per share, and that there are other more valuable strategic alternatives available to the Company, in particular the separation of the packaging and paper businesses.

7. For the reasons set forth in detail herein, Plaintiffs seek to enjoin Defendants from taking any steps to consummate the Buyout or, in the event the Buyout is consummated, recover damages resulting from Defendants’ violations of their fiduciary duties. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

THE PARTIES

8. Plaintiffs Louisiana Municipal Police Employees’ Retirement System, DCM Multi-Manager Fund, LLC, and Jean Ratley are and were, at all times relevant hereto, holders of Boise common stock.

9. Boise is a Delaware corporation headquartered at 1111 West Jefferson Street, Suite 200, Boise, Idaho 83702. Boise engages in the manufacture and sale of packaging and paper products in the United States, Europe, Mexico, and Canada. Boise common stock is traded on the NYSE under the symbol “BZ.” Boise is named herein as a necessary party in connection with equitable relief needed to prevent the consummation of the Buyout agreed to by its Board of Directors, in violation of their fiduciary duties to Plaintiffs and the other stockholders of Boise.

10. Defendant Carl A. Albert (“Albert”) has been director of Boise since 2007 and currently is the Board Chair. Albert is Chairperson of both the Executive Committee and the Nominating Committee, and a member of the Audit Committee, Compensation Committee, and Governance Committee. Albert was a director and principal stockholder of Aldabra 2 Acquisition Corp. (“Aldabra”), which was a publicly traded blank check company formed for the purpose of acquiring Boise Cascade, L.L.C. (“Boise Cascade”), the predecessor company to Boise. Albert serves on the Board of Great Lakes Dredge & Dock Corporation (“Great Lakes”) with Jason G. Weiss (“Weiss”) and Jonathan W. Berger (“Berger”). Albert was previously the majority owner, chair of the board, and CEO of Fairchild Aerospace Corporation (“Fairchild Aerospace”) which owned Fairchild Aircraft Inc. (“Fairchild Aircraft”) where Heinrich Lenz (“Lenz”) served as CEO.

11. Defendant Weiss has been a director of Boise since 2007. Weiss is a member of the Compensation Committee, Governance Committee and Nominating Committee. Weiss was

co-founder, CEO, secretary and director of Aldabra. Weiss currently serves on the Board as a designee of the Aldabra Majority Holders (defined below). Weiss and Berger were business partners in another blank check company, Aldabra Acquisition Corporation, which acquired Great Lakes in December 2006. Weiss serves on the board of Great Lakes with Albert and Berger.

12. Defendant Berger has been a director of Boise since 2007. Berger is the Chairperson of both the Audit Committee and Compensation Committee, and a member of the Executive Committee, the Governance Committee and the Nominating Committee. Berger was a director and principal stockholder of Aldabra. Berger and Weiss were involved in another blank check company, Aldabra Acquisition Corporation, which acquired Great Lakes in December 2006. Berger, who is both the CEO and a director of Great Lakes, serves on the board of Great Lakes with Albert and Weiss.

13. Defendant Lenz has been a director of Boise since 2010. Lenz is a member of Audit Committee and the Compensation Committee. From 1997 to 2002, Lenz was employed by Fairchild Aerospace, a company that Albert was previously the majority owner, chair of the board, and CEO of, serving first as executive vice president and CFO and then as president and CEO of Fairchild Aircraft.

14. Defendant Jack Goldman (“Goldman”) has been a director of Boise since 2008. Goldman is a Chairperson of the Governance Committee and a member of the Audit Committee, Compensation Committee and Executive Committee. Goldman was a director of Aldabra.

15. Defendant Toeldte has been a director of Boise since 2008 and has served as Boise President and CEO since the Company’s inception. Toeldte is a member of the Executive Committee.

16. Defendants Albert, Weiss, Berger, Lenz, Goldman, and Toeldte are referred to herein collectively as the “Individual Defendants” and/or the “Board.”

17. Defendant PCA is a Delaware corporation located at 1955 West Field Court, Lake Forest, Illinois 60045. PCA manufactures and sells containerboard and corrugated packaging products for industrial and consumer markets in the United States.

18. Defendant Merger Sub is a Delaware corporation that is a wholly owned subsidiary of PCA. Merger Sub is being used to facilitate the merger with Boise.

19. The Individual Defendants, Boise, PCA and Merger Sub are collectively referred to hereinafter as the “Defendants.”

CLASS ACTION ALLEGATIONS

20. Plaintiffs bring this action on behalf of themselves and all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

21. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of September 20, 2013, there were approximately 97 million shares of Boise common stock issued and outstanding and not owned by Defendants.

(b) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially members or impede their ability to protect their interests.

(d) To the extent Defendants take further steps to effectuate the Buyout, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

22. There are questions of law and fact that are common to the Class including, inter alia, the following:

(a) Whether the Individual Defendants breached their fiduciary duties of due care and loyalty with respect to Plaintiffs and the other members of the Class as a result of the conduct alleged herein;

(b) Whether the process implemented and set forth by the Individual Defendants for the Buyout maximized stockholder value;

(c) Whether the Individual Defendants disseminated a misleading 14D-9 in connection with the Buyout;

(d) Whether PCA and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiffs and the other members of the Class as a result of the conduct alleged herein; and

(e) Whether Plaintiffs and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein.

THE BUYOUT IS FLAWED AND UNFAIR AND THE PRODUCT OF THE

INDIVIDUAL DEFENDANTS’ BREACHES OF FIDUCIARY DUTY

Background of the Company

23. Boise is third-largest North American manufacturer of uncoated freesheet paper. Boise manufactures paper and packaging products, including papers used for communication (e.g., office papers, commercial printing papers, envelopes, forms, and newsprint) and packaging (e.g., label and release papers used for food labels and other applications). According to the Company’s most recent 10-Q filed with the SEC on August 1, 2013, Boise’s currently corporate structure is set up as follows:

24. Boise is a descendent of Boise Cascade. In 2003, Boise Cascade bought OfficeMax and eventually assumed the OfficeMax name. OfficeMax promptly sold most of its interest in the former Boise Cascade timberlands, paper-making business, and wood products and building materials distributions divisions to a Chicago private-equity company, Madison Dearborn Partner’s LLC (“Madison Dearborn”). Madison Dearborn then sold the paper, packaging and newsprint operation around 2008 to Aldabra, which took the Company public.

25. Aldabra, a publicly traded blank check company formed for the purpose of effecting the merger with Boise Cascade, was founded by Defendant Weiss and Nathan Leight, a former director of Boise. Individual Defendants Albert and Berger were also part of this initial group of principal stockholders and directors of Aldabra. Individual Defendant Goldman joined Aldabra as a director shortly thereafter.

26. In connection with Aldabra’s acquisition of Boise Cascade, on February 22, 2008, the Company entered into an investor rights agreement (“Investors Rights Agreement”) with Individual Defendants Albert, Berger, Goldman and Weiss, as well as two former directors of the Company (collectively, the “Aldabra Majority Holders”). Together the Aldabra Majority Holders controlled the majority of stock in Aldabra. The Investor Rights Agreement provides that the Aldabra Majority Holders have the right to designate directors to Boise’s board in an amount proportionate to the voting power of the shares they each hold. Pursuant to this right, Weiss serves on the Company’s Board as a representative of the Aldabra Majority Holders.

Background of the Buyout

27. The 14D-9 confirms that the Boise as a whole may have been worth less than the sum of its parts. Throughout the sales process, the companies that were interested in a transaction with Boise wanted to purchase either Boise’s packaging business or its paper business, and not the whole Company. Boise received offers from several different companies, including an offer from one company to pay $1.3 billion for the Company’s packaging business and offer from another company to pay $775 million for the Company’s paper business.

28. Despite receiving offers for either the paper business or the packaging business and the Company’s own financial advisor, J.P. Morgan, confirming that there was a stronger interest in the Company’s packaging business, the Board remained adamant about selling Boise as a whole. The Board’s basis for its decision not to pursue the sale of the businesses separately was that there were “significant tax and separation costs associated with a sale of those businesses on a stand-alone basis.” However, despite mentioning the significant tax and separation costs as the Board’s reason for not pursuing the sale of the paper and packaging businesses at least five times in the 14D-9, the 14D-9 does not provide any detail about what or how much these potential costs would be.

29. PCA first contacted Boise in January 2013 to discuss its interest in the Company’s packaging business. On April 8, 2013, PCA made its initial offer to acquire the Company for $10.75 per share (or approximately $1.075 billion), or in the alternative to purchase the Company’s packaging business on a debt-free basis for between $1.225 and $1.275 billion (which appears to be is more than they were willing to pay for the entire Company). On May 29, 2013, PCA increased its offer to acquire the entire company to $11 per share.

30. Then in June 2013, PCA informed Boise that it was no longer interested in acquiring the Company as a whole, but remained interested in purchasing the Company’s packaging business. PCA maintained this position throughout July and August of 2013.

31. Conceivably realizing that Boise was not going to sell the paper and packaging businesses separately, on September 3, 2103, PCA made the first of a series of bids for all of Boise.

32. On September 16, 2013, the Company announced that it had agreed to the Buyout under which PCA will acquire Boise for $12.55 in cash for each share of Boise common stock.

The Buyout is the Product of a Flawed and Inadequately Explained Sales Process That Resulted in an Inadequate Price

33. The Buyout Price is woefully inadequate and offers less to Boise stockholders when compared to similar deals in the past several years. According to Bloomberg, the deal values Boise at 7.5 trailing 12-month EBITDA, compared to a median EBITDA multiple of 8.7 in four comparable takeovers valued at $500 million or more that were announced in the past five years.

34. With Boise’s impressive financial results and expectations for continued growth, it comes as no surprise that analysts see value in the stock. According to Thompson/First Call, at least one analyst has set a price target of $13 per share for Boise. Likewise, the Company’s strength is further confirmed by the research reports issued by several ratings agencies. S&P Capital IQ rates Boise as “strong,” giving the company a score of a 98 out of possible 99 on their relative strength rank quantitative evaluation. The Street Ratings rates Boise stock as a “hold” because the Company’s strengths can be seen in multiple areas, such as its largely solid financial position with reasonable debt levels, good cash flow from operations and solid stock performance. Ford Equity Research rates the Company as a “hold” because of its positive earnings strength indicating improvement in future earnings growth. Additionally, Thomson Reuters’ mean recommendation from all analysts covering the Company is a “buy.”

35. The Buyout, while detrimental to Boise’s current stockholders, will instantly benefit PCA. According to Paul Stecko, PCA’s chairman, “the acquisition is an excellent fit, both geographically and strategically, with unique and substantial synergies . . . The combined company is expected to generate strong financial results and strong cash flow which will be used to pay down debt as well as to continue to return value to our shareholders.” As a result of the Buyout, PCA’s acquisition of the Company is expected to add to its earnings immediately. PCA’s market presence will now expand into the Pacific Northwest, as well as seeing its container board capacity increase 42% and its corrugated products volume increase by about 30%. Additionally, PCA is expected to benefit from over $105 million in synergies over the next three years. PCA is clearly getting a great deal here. Boise, with approximately $2.5 billion in annual sales, has agreed to sell itself in the Buyout for just approximately 0.5x its sales valuation. That is a huge discount to the 1.75x price-to-sales ratio at which PCA’s shares currently trade. Furthermore, on the day the Buyout was announced, PCA’s share price increased more than 10%, indicating the market’s perception that PCA was getting a great deal on Boise. This is shown graphically by the following chart showing PCA’s stock price over the ten days ending September 24, 2013:

This $6 per share increase on September 16, 2013, stands in sharp contrast to the amount by which Boise’s stock price increased upon the announcement of the Buyout, which was a mere $2.50 per share, from approximately $10 to $12.50 per share.

36. Having failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and stockholders will not likely receive adequate or fair value for their Boise common stock in the Buyout.

The Carlson Capital Analysis Further Confirms Defendants’ Breaches of Fiduciary Duties

37. Not surprisingly, a large stockholder has voiced a negative reaction to the Buyout.

38. On September 24, 2013, Carlson Capital, an institutional asset management firm with approximately $7 billion under management that owns approximately 6.6% of Boise’s shares, publicly filed a letter to Boise’s Board on Form Schedule 13D with the SEC indicating that it: (i) currently does not plan to tender its shares in the Buyout; (ii) believes that a business separation would better enable Boise to participate in industry consolidation in a way that benefits current stockholder and is also superior to the transaction being proposed by PCA; and (iii) believes that Boise is worth $14 to $17 per share.

39. In the letter, Carlson Capital states that it had expressed its view that Boise’s “high-caliber assets and considerable business potential have been misunderstood and undervalued by the market” to the Board in prior letters, dated July 19, 2013 and September 6, 2013. Carlson Capital provided various solutions to unlock stockholder value in those letters, including a “business separation” via a spin-off of the Company’s paper segment.

40. The September 23, 2013 letter reiterates Carlson Capital’s view on strategic alternatives available to Boise that are superior to the Buyout. Specifically, Carlson Capital states that a “business separation” of Boise’s packaging and paper segments would better enable the Company to participate in industry consolidation and would benefit the Company’s stockholders. Carlson Capital further states that Boise’s ownership of both paper and packaging assets is “suboptimal and has severely limited the value it could create through consolidation.” The letter notes that “the Company’s paper exposure has likely limited the willingness of a pure-play packaging company to offer full value for Boise’s Packaging segment,” which is precisely what Carlson Capital says happened with the Buyout.

41. In contrast to the Buyout approved by the Board, Carlson Capital states that had Boise pursued a “business separation” of the Company’s packaging and paper segments, the packaging business would “appeal to a larger universe of potential strategic buyers.” And, “[a]side from enhancing the range and value of available strategic alternatives, a business separation would immediately unlock significant stockholder value as the market revalued Boise Packaging in-line with its publicly-traded peers, validating its great potential as one of the last remaining independent virgin containerboard mill systems in North America – a truly scarce and irreplaceable asset.”

42. Carlson Capital also provided in its letter a compelling valuation analysis showing that Boise is worth $14.00 to $17.00 per share:

Boise business separation valuation

($ in millions, except per share amounts)

					Indicative valuation (midpoint)
	Multiple range				Spin-off Paper	Subsequent Packaging sale
Segment / valuation methodology	Low	High	EBITDA
Boise Paper / LTM EBITDA multiple	4.0x	4.5x	$156	(a)	$665	$665
Boise Packaging / 2014E EBITDA multiple	6.5x	7.5x	$227	(b)	$1,592	$1,592
Share of synergies / 40-50% Boise share	6.0x	6.0x	$42-$53	(c)	—	$284

Total enterprise value					$2,256	$2,540

Less: net debt at June 30, 2013					($714)	($714)
Less: DeRidder capital spending(d)					($115)	($115)

Implied equity value					$1,427	$1,711
Implied equity value per share(e)					$13.98	$16.76
Premium to PCA proposed tender offer price					11%	34%
Premium to Boise share price prior to PCA offer(f)					40%	68%

Notes:

(a)	Boise Paper LTM (06/30/13) EBITDA equals reported $171 million before special items, adjusted for the following:

Plus: $8 million of non-recurring inventory and marketing expenses not included in reported special items; charges were discussed on Boise’s Q2 conference call.

Less: $13 million of allocated Boise corporate overhead (50% of total)

Less: $10 million of incremental corporate overhead and public company costs associated with spin-off (Carlson Capital estimate.

(b)	Boise Packaging estimated 2014 EBITDA equals Wall Street analyst consensus estimated EBITDA of $215 million, adjusted for the following:

Less: $13 million of allocated Boise corporate overhead (50% of total)

Plus: $25 million of run-rate DeRidder EBITDA to account mid-2014 start-up of converted D2 machine (Carlson Capital estimate).

(c)	Synergies based on PCA’s run-rate synergy estimate of $105 million.
(d)	Future DeRidder conversion capital spending deducted to be consistent with using estimated 2014 EBITDA to value Boise Packaging.
(e)	Based on approximately 102 million shares.
(f)	Boise closed at $9.96 per share on September 13, 2013.

43. According to Carlson Capital’s valuation, a spin-off of Boise’s paper business would achieve a stand-alone Boise valuation of at least $14.00 per share, which is before factoring in a control premium or synergies associated with a strategic sale of Boise’s packaging business. The letter further notes that a subsequent sale of Boise’s packaging business could generate additional value, estimated at up to $17.00 per share, including Boise stockholders’ share of expected synergies.

44. Carlson Capital notes that its valuation range considers important factors that it believes were overlooked and/or ignored by the Boise Board in the Buyout, including an announced machine conversion, margin improvement potential in Boise’s converting system, and recent developments in the uncoated freesheet market. The letter further notes that positive industry developments and improving operation outlooks for the Company, including the recent increase of the price of paper, will improve the industry in the medium-term.

45. In further support of its position, Carlson Capital stated that, “Boise shareholders seeking to validate our conclusion need look no further than the reaction in PCA’s share price last week: on the day of announcement, PCA’s equity value increased by nearly $600 million, an amount that is more than two times the dollar value of the takeover premium that will be paid by PCA to Boise’s shareholders.”

The Buyout Benefits Boise Board Members Far More than the Public Stockholders

46. As described above, the Board is conflicted because they will receive benefits from the Buyout that are not available to Plaintiffs and the other members of the Class. At the effective time of the Buyout, each outstanding and/or unvested Company stock option, and/or restricted stock unit and/or performance unit award and/or restricted stock award held by members of the Board will be canceled in exchange for a calculated amount of cash, as set forth in Section 4.4 of the Merger Agreement.

47. As set forth in the Company’s March 2013 Proxy Statement, there were 1,965,280 securities to be issued upon exercise of outstanding options, warrants, and rights. Accordingly, the Boise Board members stand to gain an immediate $24.66 million benefit above and beyond the cash-out consideration slated for the Company’s non-affiliated stockholders. In total, it further appears that the members of Boise’s Board are slated to receive approximately $45 million from the Buyout.

The 14D-9 Fails to Disclose Material Information

48. The 14D-9 is materially incomplete and fails to adequately inform Boise’s stockholders of material information critical to stockholders concerning the background to the Buyout, the sales process, and information regarding the financial prospects for Boise’s and the financial analyses performed by its financial advisors in support of the Buyout. This information is necessary for stockholders to evaluate and properly assess the credibility of the various analyses performed by the Company’s financial advisor, J.P. Morgan.

49. Most importantly, the 14D-9 fails to include any disclosure regarding (i) the stand alone valuations of Boise’s packaging and paper businesses; (ii) the tax and separation costs cited by the Board as the reason for not selling the Company’s paper and packaging businesses separately; and (iii) why J.P. Morgan’s DCF analysis assumes almost no growth for the Company but the Company’s projections show double digit percentage increases in EBITDA.

50. The 14D-9 fails to disclose the stand alone valuations of Boise’s packaging and paper businesses as determined by J.P. Morgan. J.P. Morgan provided this information relating to the value of each of these businesses to the Board and the Board represented in the 14D-9 that it relied on this information throughout the sales process and when reaching its decision to enter into the Buyout. The Company’s packaging business is a higher margin business than its paper business and is expected to generate higher profit margins in the future. Boise’s paper business is not a growth business, although its negative growth rate is expected to level off in the near future. For example, the EBITDA margin in 2012 for the Company’s paper business was only 11 percent, as compared to 14 percent for its packaging business. This discrepancy argues for a sum-of-the parts valuation, yet no such valuation appears in the 14D-9. This information is also important to stockholders because the 14D-9 depicts a sales process where many of the potential bidders were interested in purchasing either the Company’s paper business or packaging business, and not purchasing Boise as a whole.

51. According to the 14D-9, the Board stated at least five times that its reasoning for not pursuing separate sales of the paper and packing businesses were because of the significant tax and separation costs associated with a sale of those businesses on a stand-alone basis.

Despite the Board constantly citing the tax implications and significant costs, the 14D-9 fails to contain any disclosure to stockholders as to what the taxes and costs actually are or what J.P. told the Board about it. This information is material to stockholders because the Company appears to be worth more if the paper and packaging businesses are sold separately.

52. The 14D-9 provides a summary J.P. Morgan’s Discounted Cash Flow Analysis, in which J.P. Morgan calculated a range of terminal values of the Company by applying a perpetual growth rate ranging from (0.25)% to 0.25% to the unlevered free cash flow of the Company during the terminal period of the projections. Thus, J.P. Morgan is projecting zero growth for the Company’s cash flow, despite the fact that management projections show double digit percentage increases in EBITDA over the next several years. For example, Boise’s EBITDA in 2014 is projected to be $379 million, which is approximately 17% higher than Boise’s 2013 projected EBITDA of $325 million. Likewise, Boise’s projected EBITDA for 2015 is $415 million, which is approximately 10% higher that Boise’s projected 2014 EBITDA of $379 million. This information is especially material because the DCF analysis is considered by many authorities to be the most important conceptual method of determining corporate value. Here, J.P. Morgan’s DCF analysis showing that the Company will not experience any growth in the upcoming years appears suspect given that the Company’s projections show double digit percentage increases in growth.

53. The 14D-9 also contains some additional inadequate disclosures concerning J.P. Morgan’s financial analysis and opinion regarding the value of the Company:

(a) J.P. Morgan’s DCF analysis, and the disclosures in the 14D-9 about the DCF analysis, are also severely deficient because J.P. Morgan uses 10-year projections (from 2013 through 2022), whereas the 14D-9 contains projections only for the period from 2013 through 2015. The use of a 10-year forecast for a company that is significantly impacted by commodity pricing and that is capital intensive must be supported by detailed descriptions of its underlying assumptions in order that Boise stockholders are able to properly evaluate J.P. Morgan’s DCF analysis. However, the 14D-9 provides no explanation for the assumptions underlying any projected pricing for raw materials, product pricing, the mix between paper and packaging, capital expenditure requirements, and the like. This disclosure failure is especially egregious given the announced strategic initiatives, which are not expected to be reflected in EBITDA until 2015. Although providing little support for the assumptions underlying its 10-year analysis, J.P. Morgan fails to provide a DCF analysis based on a 5-year forecast, which would be more relevant to Boise stockholders. Such an analysis should reflect a normalized EBITDA run rate after the strategic initiatives have been implemented and the application of a reasonable multiple. Instead, J.P. Morgan’s analysis relies on speculative projections through 2022 and assumes zero growth beyond the forecast period in computing a “terminal” value.

(b) J.P. Morgan’s valuation analysis is flawed in that it fails to take into account two of Boise’s strategic initiatives. In May 2013, Boise announced two strategic initiatives. The first was a conversion of a paper production plant in Alabama to produce linerboard and corrugated products. This is expected to produce an additional $30-35 million in EBITDA in 2015 and cost $110-120 million. The second was a plan to close two paper machines at the International Falls mill. This is expected to save production costs and reduce capacity on lower margin products. These initiatives are expected to increase operating margins and cash flow and reduce the Company’s exposure to its paper business segment, and the benefits of these two initiatives are expected to be reflected in Boise’s results starting in 2015 and continuing in the following years. However, to the extent that J.P. Morgan’s analyses rely on 2013 and 2014 estimates, and not on projected results for 2015 and thereafter that would be required to take into account these two strategic initiatives, its valuation analysis does not reflect the incremental value of these initiatives, and provides an erroneous basis against which to compare the Buyout price.

(c) In J.P. Morgan’s Public Trading Multiples Analysis, J.P. Morgan selected three paper companies, seven containerboard companies and one “other” company (Resolute Forest Products) as peers. J.P. Morgan then calculated EV/EBITDA 2013 and EV/EBITDA 2014 multiples for the peers. The paper company peers show significantly lower multiples than packaging company peers. Based on this analysis, J.P. Morgan “selected” a 2013 multiple of 5.75x–6.75x, and a 2014 multiple of 5.0x–6.0x to apply to Boise, which is in sharp contrast to Bloomberg figures that estimate PCA’s 2013 EBITDA multiple at 9.0x and 2014 EBITDA multiple at 7.8x. Significantly, the 14D-9 fails to provide the multiples that J.P. Morgan derived for each of the identified peer companies for 2013 and 2014, showing only the median and mean for each group. Moreover, by capping Boise’s forward 2013 multiple at 6.75x and forward 2014 multiple at 6.0x, J.P. Morgan biases the results downward. The 14D-9 further fails to disclose whether the anticipated capital expenditures for the new initiatives are included in the 2013 and 2014 projections, as that would not be appropriate given that the EBITDA is not expected to begin to reflect the initiatives until 2015.

(d) J.P. Morgan selected eleven deals in its Selected Transaction Analysis announced between April 2001 and June 2013 and calculated the EV/LTM EBITDA multiples for each of the deals, resulting in an average and median of 7.1x and 7.0x, respectively. J.P. Morgan then selected a range of 6.0x–7.0x to apply to Boise’s estimated LTM EBITDA as of 9/30/2013, and arrived at a fair value of $11.50–$14.50 per share from this analysis. Notably, however, J.P. Morgan’s implied value for a single minority share based on its Public Trading Multiples Analysis ($11.60–$14.70) is higher than its implied value including control based on its Selected Transaction Analysis ($11.50–$14.50), which indicates either that the multiples in the deal analysis are too low – i.e., not reflective of current values for businesses similar to Boise’s business – and/or the LTM EBITDA is depressed relative to the cash flows that will accrue to an acquirer in the future. Moreover, J.P. Morgan’s analysis fails to include a number of large public target transactions with values greater than $500 million, such as: the International Paper acquisition of Temple Inland in 2011, the Koch Industries acquisition of Georgia Pacific in 2005, or the Westvaco acquisition of Mead in 2001. As a result, J.P. Morgan’s Selected Transaction Analysis is far too narrow, as many, if not all, of the targets in J.P. Morgan’s analysis are business units of larger companies or privately held companies, for which financials are not readily available, and may not be comparable to the sale of a large publicly traded company such as Boise. Notwithstanding that J.P. Morgan’s selected transactions are not truly comparable to the deal at hand, even using the mean and median multiples from the J.P. Morgan’s analysis of 7.0x and 7.1x rather than the reduced multiples it “selected” results in an implied value of Boise of $14.60–$14.90 per share, well above the Buyout price and in line with the lower end of Carlson’s valuation range.

(e) In its Analyst Price Targets analysis, J.P. Morgan collected equity research analyst price targets of $10.50 to $12.00 per share. However, the 14D-9 does not disclose the dates of these reports, which means that Boise stockholders cannot discern whether they are reflective of recent M&A activity (for instance, the KapStone acquisition of Longview, announced in June 2013) and/or the capacity development stemming from International Paper’s announcement of September 11, 2013.

COUNT I

Claim for Breach of Fiduciary Duties Against the Individual Defendants

54. Plaintiffs repeat and reallege each and every allegation set forth herein.

55. The Individual Defendants have violated the fiduciary duties owed to the public stockholders of Boise and have acted to put their personal interests ahead of the interests of Boise stockholders or acquiesced in those actions by fellow Defendants.

56. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants will unfairly deprive Plaintiffs and other members of the Class of the true value of their Boise investment. Additionally, the Individual Defendants are forcing Plaintiffs to make a tender decision without material information. Plaintiffs and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

57. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty and due care, including with respect to the disclosures in the 14D-9, diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other members of the Class.

58. As a result of the actions of the Individual Defendants, Plaintiffs and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Boise’s stock and businesses, and will be prevented from obtaining a fair price for their common stock and will be forced to make a tender decision that is not fully informed.

59. Plaintiffs and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.

COUNT II

Claim Against PCA and Merger Sub for Aiding and Abetting

the Individual Defendants’ Breaches of Fiduciary Duties

60. Plaintiffs repeat and reallege each and every allegation set forth herein.

61. The Individual Defendants breached their fiduciary duties to the Boise stockholders by the wrongful actions alleged herein.

62. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of the PCA and Merger Sub, which, therefore, aided and abetted such breaches through entering into the Buyout.

63. PCA and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Boise stockholders.

64. PCA and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Boise stockholders.

65. As a result of the PCA’s and Merger Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiffs and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining maximum value and forced to make a tender decision that is not fully informed.

66. As a result of the unlawful actions of PCA and Merger Sub, Plaintiffs and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the maximum value for their equity ownership in the Company. Unless enjoined by the Court, PCA and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiffs and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

67. Plaintiffs and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action, certifying Plaintiffs as Class representatives and their counsel as Class counsel;

B. Permanently enjoining the Defendants and all those acting in concert with them from consummating the Buyout;

C. To the extent that the Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Enjoining the Individual Defendants from initiating any defensive measures that would inhibit their ability to maximize value for Boise stockholders;

E. Directing Defendants to account to Plaintiffs and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

F. Awarding Plaintiffs the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

G. Awarding Plaintiffs and the Class such other relief as this Court deems just, equitable, and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Jessica Zeldin
Jessica Zeldin (Del. Bar No. 3558) 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899

OF COUNSEL:

BARRACK, RODOS & BACINE

Jeffrey W. Golan, Esquire

Julie B. Palley, Esquire

3300 Two Commerce Square

2001 Market Street

Philadelphia, PA 19103

(215) 963-0600

GARDY & NOTIS, LLP

James S. Notis, Esquire

Charles A. Germershausen, Esquire

560 Sylvan Avenue

Englewood Cliffs, NJ 07632

(201) 567-7377

BRODSKY & SMITH, LLC

Evan J. Smith, Esquire

Marc L. Ackerman, Esquire

Two Bala Plaza, Suite 602

Bala Cynwyd, PA 19004

(610) 667-6200

October 3, 2013

(302) 656-4433

    One of Plaintiffs’ Liaison Counsel

Brian D. Long (Del. Bar No. 4347)

RIGRODSKY & LONG, P.A.

2 Righter Parkway, Suite 120

Wilmington, DE 19803

(302) 295-5304

    One of Plaintiffs’ Liaison Counsel

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